CUSIP No. 835898107

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SEC                       Page 1 of 7
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                  UNITED STATES                      OMB APPROVAL
        SECURITIES AND EXCHANGE COMMISSION         OMB Number:
              Washington, D.C. 20549               3235-0145
                                                   Expires:
                                                   December 31, 2009
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                                  SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                                    Sotheby's

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)


                                    835898107

                                 (CUSIP Number)


                                December 31, 2008

      (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

      1. Names of Reporting Persons.

           Apex Capital, LLC


      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
                -----

           (b)  X
                - ---


      3. SEC Use Only


      4. Citizenship or Place of Organization California

----------------------------------------------------------------------
Number of      5.    Sole Voting Power        0
Shares
Beneficially
Owned by
Each Reporting
Person With:
               -------------------------------------------------------
               -------------------------------------------------------
               6. Shared Voting Power 3,500,000

               -------------------------------------------------------
               -------------------------------------------------------
               7. Sole Dispositive Power 0
               -------------------------------------------------------
               -------------------------------------------------------
               8. Shared Dispositive Power 3,500,000
               -------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
           3,500,000


      10.  Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See
           Instructions)                                     ______


      11.  Percent of Class Represented by Amount in Row (9)   5.2%


      12. Type of Reporting Person (See Instructions) OO, IA

      1. Names of Reporting Persons.

           Sanford J. Colen


      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
                -----

           (b)  X
                - ---


      3. SEC Use Only


      4. Citizenship or Place of Organization United States

----------------------------------------------------------------------
Number of      5.    Sole Voting Power        18,000
Shares
Beneficially
Owned by
Each Reporting
Person With:
               -------------------------------------------------------
               -------------------------------------------------------
               6. Shared Voting Power 3,500,000

               -------------------------------------------------------
               -------------------------------------------------------
               7. Sole Dispositive Power 18,000
               -------------------------------------------------------
               -------------------------------------------------------
               8. Shared Dispositive Power 3,500,000
               -------------------------------------------------------

      9.   Aggregate Amount Beneficially Owned by Each Reporting Person
           3,518,000


      10.  Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See
           Instructions)                                     ______


      11.  Percent of Class Represented by Amount in Row (9)   5.2%


      12. Type of Reporting Person (See Instructions) IN, HC

Item 1.

      (a)  Name of Issuer

           Sotheby's


      (b)  Address of Issuer's Principal Executive Offices

           1334 York Avenue, New York, NY 10021


Item 2.

      (a) The names of the persons filing this statement are:

           Apex Capital, LLC ("LLC")

           Sanford J. Colen ("Colen")









           (collectively, the "Filers").

      (b)  The principal business office of the Filers is located at:

           25 Orinda Way, Suite 300, Orinda, CA  94563





      (c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

      (d) This statement relates to shares of common stock of the Issuer (the "Stock").

      (e)  The CUSIP number of the Issuer is: 835898107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                78c).

(c)       [ ]Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

(d)       [ ]Investment company registered under section 8 of the
                Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)       [ X ]An investment adviser in accordance with section
                240.13d-1(b)(1)(ii)(E) (as to LLC).

(f)       [ ]An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

 (g)       [ X ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Colen).

 (h)       [ ]A savings association as defined in section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813).

 (i)       [ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)       [ ]A non-U.S. institution in accordance with
                ss.240.13d-1(b)(ii)(J).

 (k)       [ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


Item 4.    Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Colen is the Manager of LLC. No single client account of LLC holds more than five percent of the outstanding Stock.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

LLC is a registered investment adviser. Colen is the controlling member of LLC. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of the Filers also disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

APEX CAPITAL, LLC


By:   Sanford J. Colen, Manager



Sanford J. Colen

                                    EXHIBIT A

                        AGREEMENT REGARDING JOINT FILING
                       OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint Apex Capital, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated:     February 10, 2005

SANFORD J. COLEN                    DANIEL S. KATZ

/s/ Sanford J. Colen                /s/ Daniel S. Katz

APEX CAPITAL, LLC

By:   /s/ Sanford J. Colen, Manager






Q:\EDGAR EasePlus\4341 apex Capital\sotheby's 13g\soth13g.rtf